Bionomics Limited

18 October 2004

04045842

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 27 2004
152
WASH., D.C.

Per: Jill Mashado
Company Secretary

jlw 11/3

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
18 OCTOBER 2004

BIONOMICS APPOINTS NEW CHAIRMAN AND EXTENDS CEO CONTRACT

The Board of Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today announced the appointment of Dr Peter Jonson as Chairman. The Board also announced that it has extended the contract term of Chief Executive Officer and Managing Director Dr Deborah Rathjen until June 2008.

Dr Jonson will succeed Mr Fraser Ainsworth, who announced in July that he intended to retire as a director of the Company at the Annual General Meeting in November.

Dr Jonson is a passionate advocate for and driver of the effective commercialisation of Australian science and technology. He is a director of Village Roadshow Ltd, Pro Medicus Ltd and Sequoia Capital Management Pty Ltd. His current public sector appointments include Chairman of the Australian Institute for Commercialisation and the CRC for Microtechnology.

Dr Jonson previously chaired the Federal Government's Biotechnology Centre of Excellence Expert Panel and the Major National Research Facilities Committee, both of which were set up to advise Federal Ministers on major strategic and investment decisions affecting the biotechnology sector.

Dr Jonson said, "I pay tribute to Fraser Ainsworth for his work in establishing Bionomics and nurturing it to its current position as one of Australia's most promising small biotechnology companies. I'm looking forward to working with the Board and Dr Deborah Rathjen and her management team in the next phase of the Company's development. The extension of the term of Deborah's appointment ensures that the organisation will continue to benefit from her leadership through that next phase."

In the early part of his career, Dr Jonson was an internationally recognised economist and influential policy adviser with the Reserve Bank of Australia. He subsequently gained extensive experience at the most senior levels of the international financial services industry, serving as Chief Executive Officer of Norwich Union's Australian business and Managing Director and then Chairman of ANZ Funds Management. He is Chair Emeritus of the Melbourne Institute.

Fraser Ainsworth commented that, "the Board is delighted that we have been able to attract a person with Dr Jonson's broad experience, strong reputation and deep commitment to commercialising Australian science."

Mr Ainsworth added that "the Board is also delighted that Deborah Rathjen has agreed to extend her CEO contract. In view of Dr. Rathjen's passionate commitment

to Bionomics' success, and her demonstrated capabilities, her decision to extend her contract is very positive for the Company's prospects of converting the excellent R&D work over the last few years into real and substantial increases in shareholder value over the next few years."

Dr Rathjen joined Bionomics in June 2000 from Peptech Limited, where as co-inventor of Peptech's TNF patents she led the successful defence of those patents which culminated in multi-million dollar license agreements to the major pharmaceutical companies Abbott and Johnson & Johnson.

Since June 2000 Bionomics, under Dr Rathjen's leadership, has secured approximately $8 million in grant funding and an additional $19 million in equity funding to support Bionomics' diagnostic and therapeutic research and development programs in epilepsy and cancer.

Dr Rathjen contributes broadly to Australian biotechnology and science through appointments to the Prime Minister's Science, Engineering and Innovation Council (PMSEIC), the Australian Biotechnology Advisory Council, and the Industry Research and Development Board.

A management team experienced in pharmaceutical and biotechnology business operations and commercialisation, and drug discovery and development has been assembled with the skills and expertise to progress Bionomics through its next phase of development.

Bionomics, with the support of the South Australian Government, occupies purpose-built premises in Adelaide's Thebarton Bioscience Precinct where it conducts its research and development activities, enhanced by a strong network of collaborators which include the Walter & Eliza Hall Institute, the Howard Florey Institute, Melbourne University, Southern Cross University and the Women's and Children's Hospital in Adelaide as well as with US groups such as the Brigham and Women's Hospital (a teaching Hospital of Harvard University), Emory University and the Louisiana Gene Therapy Consortium.

Bionomics is now pursuing a tightly focused growth strategy which involves organic growth and growth through acquisition. The Company has secured agreements with Athena Diagnostics Inc., Nanogen Inc., and Genmab A/S to market epilepsy diagnostic products and anti-cancer monoclonal antibodies which come from Bionomics' proprietary genomics platforms ionX® and Angene™. Bionomics' recent appointment of a US Business Development Advisor and the formation of a wholly-owned US subsidiary, Bionomics Inc., has provided a base from which to further execute the Company's strategy in the world's largest pharmaceutical market.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic

applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements made regarding future intellectual property rights and commercialisation rights of diagnostics and therapeutics are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.